Issuer Free Writing Prospectus dated June 11, 2008
to Preliminary Prospectuses dated June 9, 2008
Registration Statement No. 333-151519
Filed Pursuant to Rule 433

News Release

FOR IMMEDIATE RELEASE	Contact:	Linda McNeill
Bristow Group Inc.
(713) 267-7600
BRISTOW GROUP ANNOUNCES PRICING OF COMMON STOCK
AND CONVERTIBLE SENIOR NOTES OFFERINGS
HOUSTON, June 11, 2008 — Bristow Group Inc. (NYSE: BRS) announced today the pricing of its previously announced offering of 4,100,000 shares of common stock and $100 million principal amount of convertible senior notes due 2038 pursuant to a registration statement filed with the Securities and Exchange Commission.
The common stock was priced at $46.87 per share. In a concurrent offering, the Company priced $100 million principal amount of 3.0% convertible senior notes due 2038 at 100% of the principal amount, with the earliest option redemption in 2015. Bristow expects the net proceeds from the sale of the common stock to be $183.2 million and expects the net proceeds from the sale of the notes to be $96.6 million.
Bristow has granted the underwriters of the common stock offering an option to purchase up to an additional 615,000 shares of common stock and up to an additional $15 million aggregate principal amount of notes. The offerings are expected to close on June 17 and are subject to the satisfaction of customary closing conditions. Additionally, we have entered into an agreement for the sale of 281,900 shares of our common stock at a price of $46.87 per share with Caledonia Investments plc, one of our largest shareholders, the closing of which is subject to customary closing conditions, including regulatory clearance and the closing of our public offering of common stock.
The Company intends to use the net proceeds from both offerings to fund the purchase of additional aircraft and for general corporate purposes.
The notes will be convertible, under certain circumstances, using a net share settlement process, into a combination of cash and Bristow’s common stock. The initial base conversion price of the notes is approximately $77.34 (subject to adjustment in certain circumstances), based on the initial base conversion rate of 12.9307 shares of common stock per $1,000 principal amount of convertible notes. In general, upon conversion of a note, the holder will receive cash equal to the principal amount of the note and common stock to the extent of the note’s conversion value in excess of such principal amount. In addition, if at the time of conversion the applicable price of Bristow’s common stock exceeds the based conversion price, holders will receive up to an additional 8.4049 shares of Bristow common stock per $1,000 principal amount of notes, as determined pursuant to a specified formula.

The notes will bear interest at a rate of 3.0% per annum. The notes will mature on June 15, 2038 and may not be redeemed by Bristow prior to June 15, 2015, after which they may be redeemed at 100% of principal amount plus accrued and unpaid interest. Holders of the convertible notes may require Bristow to repurchase any or all of their convertible notes for cash on June 15, 2015, 2020, 2025, 2030 and 2035, or in the event of certain change of control transactions at 100% of the principal amount plus accrued and unpaid interest. The notes will be senior unsecured obligations of Bristow and will be guaranteed by certain of its domestic subsidiaries.
In connection with both offerings, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. acted as joint book-running managers and with respect to the common stock offering representatives of the underwriters, who included Howard Weil Incorporated, Johnson Rice & Company L.L.C., SunTrust Capital Markets, Inc. and Wells Fargo Securities, LLC.
A copy of the prospectus and final prospectus supplement relating to each offering may be obtained from the offices of: Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010, 1-800-221-1037; Goldman, Sachs & Co., Prospectus Department, 85 Broad Street, New York, NY 10004, 1-866-471-2526; or J.P. Morgan Securities Inc., 4 Chase Metrotech Center, CS Level, Brooklyn,NY11245,ProspectusDepartment,e-mail: addressing.services@jpmorgan.com, 718-242-8002. An electronic copy of the prospectus will be available on the website of the Securities and Exchange Commission at www.sec.gov.
This news release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these common shares or notes nor shall there be any sale of the common shares or notes in any state in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such state. The offering of these securities will be made only by means of a prospectus and related prospectus supplement.
Certain matters discussed in this news release are forward-looking statements that involve certain risks and uncertainties, including the offering of the common shares and notes and the proceeds therefrom. These risks and uncertainties include among other things, the stability of the capital markets, other market conditions, customary closing conditions, and other factors and uncertainties inherent in providing helicopter transportation and related services discussed in Bristow’s filings with the Securities and Exchange Commission. Specifically, Bristow cannot assure you that the proposed transactions described above will be consummated on the terms currently contemplated, if at all. Bristow disclaims any obligation to update publicly its forward-looking statement, whether as a result of new information, future events or otherwise.
Bristow Group Inc. is the leading provider of helicopter services to the worldwide offshore energy industry based on the number of aircraft operated. Through its subsidiaries, affiliates and joint ventures, the Company has operations in most of the major offshore oil and gas producing regions of the world, including in the North Sea, the U.S. Gulf of Mexico, Nigeria and Australia. The Company’s common stock trades on the New York Stock Exchange under the symbol BRS and the preferred stock trades on the NYSE under the symbol BRS Pr.
The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (including the prospectus supplement) in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and applicable prospectus supplement if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Goldman, Sachs & Co. toll free at 1-866-471-2526 or J.P. Morgan Securities Inc. at 713-242-8002.
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